Exhibit 8.1

Company Subsidiaries

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year ended June 30, 2016, which included the following:

Name of entity	Country of incorporation	Equity holding %

Novogen Laboratories Pty Ltd	Australia	100.00
Novogen Research Pty Ltd	Australia	100.00
Novogen North America Inc.	United States (Delaware)	100.00
Triaxial Pharmaceuticals Pty Ltd	Australia	100.00